UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

As previously disclosed, on March 24, 2024, the Listing Qualifications department of The Nasdaq Stock Market LLC (the “Staff”) notified Lytus Technologies Holdings PTV. Ltd. (the “Company”, “we” and “us”) that the bid price of its common stock had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2)(the “Rule”).

On February 8, 2024, the Staff notified the Company that, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, which was later extended by another 180 calendar days, until March 18, 2024, to regain compliance with the Rule. Since then, the Staff has determined that as of February 7, 2024, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). As a result, Staff has determined to delist the Company’s securities from The Nasdaq Capital Market.

The Company intends to file an appeal of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market as permitted, which will stay any delist determination or suspension of the Company’s securities and the filing of the Form 25. At the panel hearing, the Company intends to present a plan to regain compliance with the Rule by, among other things, implementing a reverse split of the Company’s outstanding common stock.

There can be no assurance that the Company’s plan will be accepted by the hearings panel or that, if it is, the Company will be able to regain compliance with the applicable Nasdaq listing requirements. If the Company’s common stock were delisted from Nasdaq, trading of the common stock would most likely take place on an over-the-counter market established for unlisted securities, such as the OTCQB or the Pink Market maintained by OTC Markets Group Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2024

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Name: Dharmesh Pandya
Title: Chief Executive Officer

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